Exhibit 99.1

Stolt Offshore S.A.                                                   [LOGO]



         Stolt Offshore S.A. Informed of Intention by Stolt-Nielsen S.A.
                     to Sell Holding in Stolt Offshore S.A.

London, England - January 7, 2005 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO), has today been informed by Stolt-Nielsen S.A. of their intention to sell all of their ownership in Stolt Offshore S.A.. Stolt-Nielsen S.A. currently owns 79,414,260 common shares in Stolt Offshore S.A., constituting approximately 41.7% of Stolt Offshore S.A.'s outstanding common shares. Stolt-Nielsen S.A. has stated that it intends to dispose of those shares through transactions with certain qualified investors in transactions exempt from the registration requirements of the U.S. Securities Act of 1933. Stolt-Nielsen S.A. will immediately commence an orderly placing process, which it intends to complete by the end of the month.

Stolt Offshore S.A. management fully supports the placing of the shares and believes it is in the interest of existing shareholders to further broaden the shareholder base.

The offer and sale of the Stolt Offshore S.A. shares have not been and will not be registered under the U.S. Securities Act of 1933, and the shares may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This communication does not constitute an offer of securities to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. No prospectus has been or will be registered or published in the United Kingdom in respect of the securities. The securities must not be sold or offered for sale in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses.

This press release does not constitute an offer to sell nor the solicitation of an offer to buy any securities in Sweden. The Stolt Offshore S.A. shares will be offered to a limited number of institutional investors and therefore the offer of the Stolt Offshore S.A. shares has not been, and will not be, registered with the Swedish financial Supervisory Authority under the Swedish Act on Trading in Financial Instruments (1991:980). Accordingly, the offer may not be made available, nor may the share otherwise be marketed and offered for sale in Sweden, other than in circumstances which are deemed not to be an offer to the public in Sweden under the Swedish Act on Trading in Financial Instruments.

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.
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Contacts:

Julian Thomson / Deborah Keedy
Stolt Offshore S.A.
UK +44 1932 773764
US +1 877 603 0267 (toll free)
Julian.thomson@stoltoffshore.com
Deborah.keedy@stoltoffshore.com

Patrick Handley (UK) / Ellen Gonda (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
egonda@brunswickgroup.com